UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2019

Marathon Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-35054	27-1284632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

539 South Main Street, Findlay, Ohio	45840
(Address of Principal Executive Offices)	(Zip Code)

(419) 422-2121

Registrant’s telephone number, including area code

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.01	MPC	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 7, 2019, Andeavor Logistics LP, a Delaware limited partnership (“ANDX”), Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of ANDX (“ANDX General Partner”), MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX (“MPLX General Partner”), and MPLX MAX LLC, a Delaware limited liability company and wholly owned subsidiary of MPLX (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into ANDX with ANDX surviving the merger as a wholly owned subsidiary of MPLX (the “Merger”). Both ANDX General Partner and MPLX General Partner are indirectly owned by Marathon Petroleum Corporation (“MPC”), and as a result, MPC controls both ANDX and MPLX.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each holder of outstanding common units representing limited partner interests in ANDX (each, an “ANDX Common Unit”), other than any ANDX Common Unit held by ANDX General Partner and Western Refining Southwest, Inc., an Arizona corporation and affiliate of ANDX (“Southwest”), will be converted into the right to receive 1.135 common units representing limited partner interests in MPLX (“MPLX Common Units” and such exchange ratio, the “Exchange Ratio”), and any ANDX Common Unit held by ANDX General Partner and Southwest will be converted into the right to receive 1.0328 MPLX Common Units, in each case, in consideration for each ANDX Common Unit that such holder owns immediately prior to the effective time of the Merger. Additionally, each holder of a 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit, representing limited partner interests in ANDX (each an “ANDX Series A Preferred Unit”) issued and outstanding immediately prior to effective time of the Merger will be converted into the right to receive a new Series B Preferred Unit representing substantially equivalent limited partnership interests in MPLX (the “MPLX Series B Preferred Units”). The MPLX Series B Preferred Units will be a new class of units in MPLX that will be pari passu with MPLX’s existing Series A Convertible Preferred Units with respect to distribution rights and rights upon liquidation and have substantially equivalent preferences, rights, powers, duties and obligations that the ANDX Series A Preferred Units have immediately prior to the closing of the Merger.

At the effective time of the Merger, each phantom unit issued under ANDX’s 2011 Long-Term Incentive Plan, as amended and restated, and the Western Refining Logistics, LP 2013 Long-Term Incentive Plan (the “ANDX Phantom Units”), whether vested or unvested, other than any ANDX Phantom Unit that is held by a non-employee director of ANDX General Partner (each, an “ANDX Director Phantom Unit”), will automatically be converted into a phantom unit denominated in MPLX Common Units (the “Converted MPLX Phantom Unit”). The number of ANDX Common Units subject to the ANDX Phantom Units immediately prior to the effective time of the Merger will be converted into a number of ANDX Common Units subject to the Converted MPLX Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). ANDX Director Phantom Units will generally be converted into the right to receive a cash payment equal to the number of ANDX Common Units subject to such ANDX Director Phantom Unit multiplied by the product of the Exchange Ratio and the average of the volume weighted average price per unit of MPLX Common Units on the New York Stock Exchange (the “NYSE”) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing of the Merger.

Additionally, as a result of the Merger, each ANDX TexNew Mex Unit issued and outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such units, to receive a unit representing a substantially equivalent special limited partner interest in MPLX (the “MPLX TexNew Mex Units”). By virtue of the conversion, all ANDX TexNew Mex Units will be cancelled and cease to exist as of the effective time of the Merger. The MPLX TexNew Mex Units will be a new class of units in MPLX substantially equivalent to the ANDX TexNew Mex Units, including substantially equivalent powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the ANDX TexNew Mex Units have immediately prior to the closing of the Merger. As a result of the Merger, the ANDX Special Limited Partner Interest outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such interest, to receive a substantially equivalent special limited partner interest in MPLX. By virtue of the conversion, the ANDX Special Limited Partner Interest will be cancelled and cease to exist as of the effective time of the Merger.

The conflicts committee (the “ANDX Conflicts Committee”) of the board of directors of ANDX General Partner (the “ANDX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, is in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger and the transactions contemplated by the Merger Agreement, and recommended that the ANDX Board approve the Merger and Merger Agreement, the other transaction documents (including the Support Agreement (described below) collectively, the “Transaction Documents”) and the consummation of the transactions contemplated thereby. Upon the receipt of the recommendation of the ANDX Conflicts Committee, the ANDX Board unanimously determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Transaction Documents, are in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, and recommended that the holders of ANDX Common Units approve the Merger and the Merger Agreement and directed that the Merger Agreement be submitted to the holders of ANDX Common Units by written consent for their adoption.

The conflicts committee (the “MPLX Conflicts Committee”) of the board of directors of MPLX General Partner (the “MPLX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and the holders of MPLX Common Units (other than MPLX General Partner and its affiliates, including MPC), approved the Merger Agreement and the consummation of transactions contemplated thereby, including the Merger, and recommended that the MPLX Board approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Upon the receipt of the recommendation of the MPLX Conflicts Committee, the MPLX Board unanimously determined that the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to certain customary mutual conditions, including (i) MPLX’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the receipt of the Written Consent (as defined below), (iii) the MPLX Common Units issuable in connection with the Merger having been approved for listing on the NYSE, subject to official notice of issuance, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (v) the receipt by MPLX and ANDX of certain tax opinions from their respective legal counsel. The obligation of each party to consummate the Merger is also conditioned upon (i) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement, (ii) the accuracy of the representations and warranties of the other parties as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (iii) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement, and (iv) the receipt by each party of a tax opinion from its respective legal counsel to the effect that no income or gain should be recognized by such party or such party’s unitholders as a result of the Merger (subject to certain exceptions).

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the parties have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, the ANDX General Partner will (and MPC will cause its representatives on the ANDX Board to) cause ANDX to pay regular quarterly cash distributions on the ANDX Common Units in accordance with the ANDX partnership agreement in the ordinary course consistent with past practice, and that subject to applicable law, the Merger Agreement and the ANDX partnership agreement, any such regular quarterly distribution shall not be less than $1.03 per ANDX Common Unit without the separate determination and approval of the ANDX Conflicts Committee.

The Merger Agreement contains certain termination rights that may be exercised by either MPLX or ANDX, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by November 8, 2019, or (iii) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Support Agreement

On May 7, 2019, concurrently with the execution of the Merger Agreement, MPLX, ANDX, ANDX General Partner, Southwest and MPC entered into a Support Agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, ANDX General Partner and Southwest have agreed to deliver a written consent covering all of the ANDX Common Units beneficially owned by them (the “Covered Units”) within two business days after the Registration Statement becomes effective under the Securities Act, approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. As of May 7, 2019, ANDX General Partner and Southwest collectively owned 156,173,128 ANDX Common Units, representing approximately 64% of the total ANDX Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding ANDX Common Units, which approval is expected to be obtained through written consents to be provided in accordance with the Support Agreement.

The Support Agreement also generally prohibits ANDX General Partner and Southwest from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about MPLX, ANDX or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about MPLX or ANDX included in their public reports filed with the Securities and Exchange Commission (the “SEC”). The representations, warranties and covenants contained in the Merger Agreement and Support Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in MPLX or ANDX public disclosures.

Item 8.01.	Other Events.

On May 8, 2019, MPC, MPLX and ANDX issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information concerning MPC’s executive officers is set forth in MPC’s Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information about MPC’s directors is set forth in MPC’s Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https//:www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This filing contains forward-looking statements within the meaning of federal securities laws regarding MPLX and ANDX. These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,”

“would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected including whether the proposed transaction will be accretive within the expected time frame or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and ANDX’s respective Annual Reports on Form 10-K for the year ended December 31, 2018, filed with the SEC.

Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of May 7, 2019, by and among Andeavor Logistics LP, Tesoro Logistics GP, LLC, MPLX LP, MPLX GP LLC and MPLX MAX LLC.

10.1	Support Agreement, dated as of May 7, 2019, by and among MPLX LP, Andeavor Logistics LP, Tesoro Logistics GP, LLC, Western Refining Southwest, Inc. and Marathon Petroleum Corporation.

99.1	Press Release of Marathon Petroleum Corporation, MPLX LP and Andeavor Logistics LP, dated as of May 8, 2019.

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Marathon Petroleum Corporation hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON PETROLEUM CORPORATION

By:	/s/ Timothy T. Griffith
Name:	Timothy T. Griffith
Title:	Senior Vice President and Chief Financial Officer

Date: May 8, 2019